LMF Commercial Mortgage Securities, LLC
700 NW 107th Avenue, Suite 400

Miami, Florida 33172
(305) 485-2077

August 25, 2020

Katherine Hsu

Office Chief

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LMF Commercial Mortgage Securities, LLC Registration Statement on Form SF-3 (File No. 333-236566)

Dear Ms. Hsu,

In accordance with Rule 461 under the Securities Act of 1933, as amended, LMF Commercial Mortgage Securities, LLC (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:00 a.m., Washington, D.C. time, on August 27, 2020 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shelf Acceleration Request

Very truly yours,

LMF COMMERCIAL MORTGAGE SECURITIES, LLC

By:	/s/ Brett Ersoff
Name: Brett Ersoff Title: Chief Executive Officer (Principal Executive Officer)

cc:    Frank Polverino, Esq.

Shelf Acceleration Request